Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Invest in artificial intelligence

Invest early in top private, pre-IPO companies, including those leading the AI revolution.

Start investing in less than 5 minutes, with as little as $10

yourname@fundrise.com

Create a free account

The AI revolution is here

From large language models to autonomous vehicles to disease research, AI's impact on the world is moving at lightspeed. The invention of the internet may be the only recent comparable advancement. A recent PwC report predicts that **AI will contribute more than $15 trillion to the global economy by 2030**—more than the current output of China and India combined. [1]

Access: Granted

A year ago, it would've been virtually impossible for you to invest in a venture fund focused on private, pre-IPO companies. Venture capital has been perhaps the world's most lucrative asset class while remaining completely off-limits for most investors.[2]

But as we've learned: technology changes everything it touches.

Fundrise's first-of-its-kind Innovation Fund, with an initial target offering of $1 billion, is engineered to serve all investors. **This is the first time anyone has been able to invest directly in a growth equity venture fund.**

A pattern of disruption

For more than a decade, Fundrise's team of 300+ financial professionals and software engineers has been investing in private markets and leveraging technology to drive performance.

In the process, we became **America's largest direct-access alternative asset manager, investing in a portfolio worth more than $7 billion* and serving more than 2 million people.**

The Fundrise Difference

Technical expertise	Extensive reach	Patient and passive capital
Our decades of first-hand experience building and operating tech companies gives us a deep understanding of the daily challenges and trade-offs a growing company faces. With over 100 software engineers and product managers on staff, we have more software depth and expertise than most venture funds.	As the largest direct-to-investor alternative asset manager in the country, we offer portfolio companies in-app exposure to nearly 2 million people—many of whom work in technology. Not only can this potentially drive new customers, recruiting, brand recognition, and near-term revenue for our portfolio companies, it can also provide critical name recognition for when it's time to IPO.	We've engineered our investment infrastructure to enable us to be the most patient and passive source of capital on the market, eliminating any incentive to meddle with a founder/CEO's long-term vision for the sake of our own short-term image or profits.

Our portfolio companies

Here are some of the investments we've made to date[3]

Vanta logo	ServiceTitan logo	Immuta logo	Inspectify logo

Invest in innovation

We aim to give all investors the opportunity to invest in a portfolio of top-tier private technology companies before they IPO.


Invest now

[1] PwC "Sizing the prize What's the real value of AI for your business and how can you capitalise?"

[2] Cambridge Associates "USVC Benchmark Book"

[3] See all Innovation Fund investments here

*Total real estate value of projects invested in since inception of Rise Companies Corp sponsored real estate investment programs, as of 12/31/2022

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Invest in artificial intelligence

Invest early in top private, pre-IPO companies, including those leading the AI revolution.

Start investing in less than 5 minutes, with as little as $10

yourname@fundrise.com

Create a free account

Invest in tomorrow's great companies, today

The AI revolution is here	Unprecedented access	Pattern of disruption
AI's impact on the world is moving at lightspeed. Experts predict that **AI will drive more than $15 trillion in economic activity (more than the current output of China and India**	Venture capital has been the highest-performing asset class in the world for the past 25 years[2]—and off-limits to 99.9% of investors. The Fundrise Innovation Fund is **the first way for anyone to invest directly in a growth equity venture fund.**	Fundrise is already America's largest direct-access alternative asset manager, having invested in a portfolio worth over $7 billion* and serving more than 2 million people.

[1] PwC "Sizing the prize What's the real value of AI for your business and how can you capitalise?"

[2] Cambridge Associates "USVC Benchmark Book"

*Total real estate value of projects invested in since inception of Rise Companies Corp sponsored real estate investment programs, as of 12/31/2022